CYIOS Corporation

1300 Pennsylvania Avenue, Suite 700

Washington, DC 20004

April 6, 2011

Securities and Exchange Commission

100 F Street NE

Washington, D.C. 20549-7010

Attn: William H. Thompson, Accounting Branch Chief

Re: CYIOS Corporation

File No. 0-27243

Item 4.01, Form 8-K filed February 28, 2011

As requested in your letter dated April 5, 2011. We are providing this written statement acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Timothy Carnahan

Timothy Carnahan

Chief Executive Officer and President